EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Victoria Faw**
Submission Contact Phone Number	**304-769-1112**
Exchange	**NASD**
Confirming Copy	**off**
Filer CIK	**0000726854**
Filer CCC	**xxxxxxxx**
Period of Report	**07/22/14**
Item IDs	**2.02**
	9.01
Notify via Filing website Only	**off**
Emails	**vikki.faw@cityholding.com**

Documents

8-K	**form8-k.htm**
	Form 8-K, CHCO 2Q2014 Earnings
GRAPHIC	**chcologo.jpg**
	CHCO logo
EX-99.1	**ex99-1.htm**
	Exhibit 99.1, CHCO Press Release 2Q2014 Earnings
8-K	**submissionpdf.pdf**
	Printable copy, Form 8-K & Exhibit, CHCO 2Q2014 Earnings

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
July 22, 2014



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: **0-11733**

West Virginia	**55-0619957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

··   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
··   Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
··   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
··   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 2 - Financial Information

Item 2.02 Results of Operations and Financial Condition.

On July 22, 2014, City Holding Company ("the Company") issued a news release, attached as Exhibit 99.1, announcing the Company's earnings results for the second quarter ended June 30, 2014. Furnished as Exhibit 99.1 and incorporated herein by reference is the news release issued by the Company.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1	News Release issued July 22, 2014

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>July 22, 2014</u>

City Holding Company

By: /s/ David L. Bumgarner
David L. Bumgarner
Chief Financial Officer

Exhibit 99.1

NEWS RELEASE

For Immediate Release
July 22, 2014

For Further Information Contact:
Charles R. Hageboeck, Chief Executive Officer and President
(304) 769-1102

City Holding Company Announces Second Quarter Results

Charleston, West Virginia – City Holding Company, "the Company" (NASDAQ:CHCO), a $3.4 billion bank holding company headquartered in Charleston, today announced second quarter net income per diluted share of $0.80 and net income of $12.8 million. For the second quarter of 2014, the Company achieved a return on assets of 1.50%, a return on tangible equity of 15.8%, a net interest margin of 3.95%, and an efficiency ratio of 55.7%. For the six months ended June 30, 2014, the Company achieved a return on assets of 1.57%, a return on tangible equity of 16.5%, a net interest margin of 4.05%, and an efficiency ratio of 54.0%. In addition, the Company has increased its tangible equity ratio from 9.5% at December 31, 2013 to 9.8% at June 30, 2014.

City's CEO Charles Hageboeck stated that "Our results for the second quarter of 2014 continue years of strong performance placing City among the top performing banks in the U.S. During 2014, asset quality has continued to improve, capital has increased, and dividends have increased. Like most banks, however, we recognize that the economy remains stalled in a low-growth trajectory with many customers too uncertain about the future to buy homes or invest in growing their businesses."

Net Interest Income

The Company's tax equivalent net interest income declined $1.2 million, or 3.9%, from $30.2 million during the first quarter of 2014 to $29.0 million during the second quarter of 2014. This is primarily due to the expected decrease in accretion related to the acquisitions of Virginia Savings and Community Bank ($1.5 million for quarter ended June 30, 2014 compared to $2.2 million for the quarter ended March 31, 2014). The Company's reported net interest margin decreased from 4.15% for the first quarter of 2014 to 3.95% for the second quarter of 2014. Excluding the favorable impact of the accretion from the fair value adjustments, the net interest margin would have been 3.75% for the quarter ended June 30, 2014 and 3.85% for the quarter ended March 31, 2014. This decrease was primarily due to loan yields compressing from 4.39% for the first quarter of 2014 to 4.27% for the second quarter of 2014 and resulted in net interest income declining $0.4 million.

Credit Quality - Asset Quality Continues to Improve

The Company's ratio of nonperforming assets to total loans and other real estate owned improved from 1.19% at March 31, 2014 to 1.10% at June 30, 2014. Excluded from this ratio are purchased credit-impaired loans in which the Company estimated cash flows and estimated a credit mark. These loans are considered performing loans provided that the loan is performing in accordance with the estimated expectations. Such loans would be considered nonperforming loans if the loan's performance deteriorates below the initial expectations. Total past due loans remained at $11.0 million, or 0.43% of total loans outstanding, at both March 31, 2014 and at June 30, 2014. Acquired past due loans represent approximately 31% of total past due loans and have declined $13.0 million, or 79.2%, since March 31, 2013.

As a result of the Company's quarterly analysis of the adequacy of the Allowance for Loan Losses ("ALLL"), the Company recorded a provision for loan losses of $0.4 million in the second quarter of 2014, compared to $2.0 for the comparable period in 2013 and $1.4 million for the first quarter of 2014. The provision for loan losses recorded in the second quarter of 2014 reflects the modest growth in the loan portfolio, changes in the quality of the portfolio and general improvement in the Company's historical loss rates used to compute the allowance not specifically allocated to individual credits. Additionally, the improvement in nonperforming assets also contributed to a lower provision for loan losses during the second quarter of 2014. For the six months ended June 30, 2014, the Company recorded provision for loan losses of $1.8 million and net charge offs for the same period were approximately $1.8 million. Changes in the amount of the provision and related allowance are based on the Company's detailed systematic methodology and are directionally consistent with changes in the composition and quality of the Company's loan portfolio. The Company believes its methodology for determining the adequacy of its ALLL adequately provides for probable losses inherent in the loan portfolio.

Non-interest Income

During the second quarter of 2014, the Company realized investment gains of $0.8 million from the sale of certain equity positions related to community banks and bank holding companies. Excluding investment security transactions, non-interest income increased $0.1 million to $14.3 million in the second quarter of 2014 as compared to $14.2 million in the second quarter of 2013. Bankcard revenues increased $0.4 million, or 11.2%, to $3.8 million and trust and investment management fee income increased $0.15 million, or 15.1%, to $1.1 million. These increases were partially offset by lower other income ($0.2 million due to a decline in fixed rate mortgage lending activity) and service charges ($0.2 million or 2.3%). The decline in service charges is attributed to a sluggish economy.

Non-interest Expenses

Non-interest expenses increased $0.3 million, from $24.0 million in the second quarter of 2013 to $24.3 million in the second quarter of 2014. This increase was primarily related to higher salaries and employee benefits ($0.3 million), repossessed asset losses ($0.2 million), and advertising ($0.1 million). These expenses were partially offset by a decrease in other expenses ($0.3 million).

Balance Sheet Trends

Loans increased $20.7 million (0.8%) from March 31, 2014 to $2.58 billion at June 30, 2014. Residential real estate loans increased $30.6 million (2.5%), commercial and industrial ("C&I") loans increased $5.3 million (3.7%) and home equity loans increased $1.1 million (0.8%). These increases were partially offset by a decrease in commercial real estate loans ($16.3 million or 1.6%) that was attributable to a more competitive lending environment.

Total average depository balances increased $7.2 million, or 0.3%, from the quarter ended March 31, 2014 to the quarter ended June 30, 2014. Increases in savings deposits ($16.3 million) and noninterest-bearing deposits ($10.5 million), were partially offset by a decrease in time deposits of $18.3 million.

Income Tax Expense

The Company's effective income tax rate for the second quarter of 2014 was 33.7% compared to 34.4% for the year ended December 31, 2013, and 33.6% for the quarter ended June 30, 2013. The effective rate is based upon the Company's expected tax rate for the year ending December 31, 2014.

Capitalization and Liquidity

The Company's loan to deposit ratio was 92.5% and the loan to asset ratio was 76.6% at June 30, 2014. The Company maintained investment securities totaling 11.0% of assets as of this date. Further, the Company's deposit mix is weighted heavily toward checking and saving accounts that fund 51.9% of assets at June 30, 2014. Time deposits fund 30.9% of assets at June 30, 2014, but very few of these deposits are in accounts that have balances of more than $250,000, reflecting the core retail orientation of the Company.

The Company continues to be strongly capitalized. The Company's tangible equity ratio was 9.8% at June 30, 2014 compared to 9.5% at December 31, 2013. The Company was able to increase its tangible capital from December 31, 2013 despite the repurchase of approximately 195,000 shares of its common stock and increasing the quarterly cash dividend by over 8%. At June 30, 2014, City National Bank's Leverage Ratio is 9.53%, its Tier I Capital ratio is 12.89%, and its Total Risk-Based Capital ratio is 13.73%. These regulatory capital ratios are significantly above levels required to be considered "well capitalized," which is the highest possible regulatory designation.

On June 25, 2014, the Board approved a quarterly cash dividend of $0.40 cents per share payable July 31, 2014, to shareholders of record as of July 15, 2014. During the quarter ended June 30, 2014, the Company repurchased 126,500 common shares at a weighted average price of $42.90 as part of a one million share repurchase plan authorized by the Board of Directors in July 2011. At June 30, 2014, the Company could repurchase approximately 260,000 shares under the July 2011 authorization.

City Holding Company is the parent company of City National Bank of West Virginia. City National operates 82 branches across West Virginia, Virginia, Kentucky and Ohio. In addition to the Bank, City National offers a full range of insurance products and services through CityInsurance Professionals, which completed an agency acquisition in June 2014.

Forward-Looking Information

This news release contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing materially from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company could have adverse legal actions of a material nature; (4) the Company may face competitive loss of customers; (5) the Company may be unable to manage its expense levels; (6) the Company may have difficulty retaining key employees; (7) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (8) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (9) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; (10) the Company may experience difficulties growing loan and deposit balances; (11) the current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations; (12) deterioration in the financial condition of the U.S. banking system may impact the valuations of investments the Company has made in the securities of other financial institutions resulting in either actual losses or other than temporary impairments on such investments; and (13) the effects of the Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and the regulations promulgated and to be promulgated thereunder, which may subject the Company and its subsidiaries to a variety of new and more stringent legal and regulatory requirements which adversely affect their respective businesses. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made. Further, the Company is required to evaluate subsequent events through the filing of its June 30, 2014 Form 10-Q. The Company will continue to evaluate the impact of any subsequent events on the preliminary June 30, 2014 results and will adjust the amounts if necessary.

CITY HOLDING COMPANY AND SUBSIDIARIES
Financial Highlights
(Unaudited)

	Three Months Ended June 30,		Percent Change
	2014	2013	
Earnings ($000s, except per share data):			
Net Interest Income (FTE)	$ 29,006	$ 31,464	(7.81)%
Net Income available to common shareholders	12,757	13,006	(1.91)%
Earnings per Basic Share	0.81	0.83	(1.88)%
Earnings per Diluted Share	0.80	0.82	(1.76)%
Key Ratios (percent):			
Return on Average Assets	1.50%	1.53%	(1.89)%
Return on Average Tangible Equity	15.77%	17.59%	(10.37)%
Net Interest Margin	3.95%	4.35%	(9.14)%
Efficiency Ratio	55.75%	52.04%	7.12%
Average Shareholders' Equity to Average Assets	11.71%	10.94%	7.07%
Consolidated Risk Based Capital Ratios (a):			
Tier I	13.69%	12.34%	10.94%
Total	14.54%	13.19%	10.24%
Tangible Equity to Tangible Assets	9.80%	8.90%	10.21%
Common Stock Data:			
Cash Dividends Declared per Share	$ 0.40	$ 0.37	8.11%
Book Value per Share	25.45	23.52	8.21%
Tangible Book Value per Share	20.67	18.76	10.16%
Market Value per Share:			
High	46.43	40.43	14.84%
Low	41.74	36.87	13.21%
End of Period	45.12	38.95	15.84%
Price/Earnings Ratio (b)	13.90	11.77	18.07%

	Six Months Ended June 30,		Percent Change
	2014	2013	
Earnings ($000s, except per share data):			
Net Interest Income (FTE)	$ 59,196	$ 61,210	(3.29)%
Net Income available to common shareholders	26,560	20,993	26.52%
Earnings per Basic Share	1.69	1.34	25.85%
Earnings per Diluted Share	1.67	1.33	25.94%
Key Ratios (percent):			
Return on Average Assets	1.57%	1.25%	25.33%
Return on Average Tangible Equity	16.54%	14.49%	14.12%
Net Interest Margin	4.05%	4.26%	(5.06)%
Efficiency Ratio	53.99%	59.14%	(8.71)%
Average Shareholders' Equity to Average Assets	11.67%	10.84%	7.69%
Common Stock Data:			
Cash Dividends Declared per Share	$ 0.80	$ 0.74	8.11%
Market Value per Share:			
High	46.69	40.43	15.48%
Low	41.74	36.07	15.72%
Price/Earnings Ratio (b)	13.37	14.53	(7.95)%

(a) June 30, 2014 risk-based capital ratios are estimated
(b) June 30, 2014 price/earnings ratio computed based on annualized second quarter 2014 earnings

CITY HOLDING COMPANY AND SUBSIDIARIES
Financial Highlights
(Unaudited)

Book Value and Market Price Range per Share

| | Book Value per Share | | | | Market Price Range per Share | |
	March 31	June 30	September 30	December 31	Low	High
2010	19.71	20.02	20.31	20.31	26.87	38.03
2011	20.39	20.58	20.86	21.05	26.06	37.22
2012	21.46	21.63	22.14	22.47	30.96	37.16
2013	23.36	23.52	24.03	24.61	36.07	49.21
2014	25.05	25.45			41.74	46.69

Earnings per Basic Share

| | Quarter Ended | | | | |
	March 31	June 30	September 30	December 31	Year-to-Date
2010	0.59	0.68	0.58	0.64	2.48
2011	0.62	0.65	0.77	0.65	2.68
2012	0.68	0.50	0.71	0.73	2.63
2013	0.51	0.83	0.89	0.84	3.07
2014	0.87	0.81			1.69

Earnings per Diluted Share

| | Quarter Ended | | | | |
	March 31	June 30	September 30	December 31	Year-to-Date
2010	0.58	0.68	0.58	0.64	2.47
2011	0.62	0.64	0.76	0.65	2.67
2012	0.67	0.50	0.71	0.73	2.61
2013	0.51	0.82	0.88	0.83	3.04
2014	0.86	0.80			1.67

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Income
(Unaudited) ($ in 000s, except per share data)

| | Three Months Ended June 30, | |
	2014	2013
Interest Income		
Interest and fees on loans	$ 28,621	$ 31,771
Interest on investment securities:		
Taxable	2,930	2,632
Tax-exempt	277	312
Interest on federal funds sold	-	9
Total Interest Income	31,828	34,724
Interest Expense		
Interest on deposits	2,737	3,195
Interest on short-term borrowings	85	79
Interest on long-term debt	151	153
Total Interest Expense	2,973	3,427
Net Interest Income	28,855	31,297
Provision for loan losses	435	2,011
Net Interest Income After Provision for Loan Losses	28,420	29,286
Non-Interest Income		
Gains on sale of investment securities	818	9
Service charges	6,739	6,897
Bankcard revenue	3,838	3,450
Insurance commissions	1,319	1,358
Trust and investment management fee income	1,111	964
Bank owned life insurance	765	799
Other income	549	775
Total Non-Interest Income	15,139	14,252
Non-Interest Expense		
Salaries and employee benefits	12,977	12,640
Occupancy and equipment	2,395	2,500
Depreciation	1,533	1,453
FDIC insurance expense	357	341
Advertising	925	819
Bankcard expenses	833	766
Postage, delivery, and statement mailings	530	552
Office supplies	420	463
Legal and professional fees	612	535
Telecommunications	506	465
Repossessed asset (gains)/losses, net of expenses	142	(23)
Merger related expenses	-	65
Other expenses	3,075	3,383
Total Non-Interest Expense	24,305	23,959
Income Before Income Taxes	19,254	19,579
Income tax expense	6,497	6,573
Net Income Available to Common Shareholders	$ 12,757	$ 13,006
Distributed earnings allocated to common shareholders	$ 6,178	$ 5,751
Undistributed earnings allocated to common shareholders	6,448	7,139
Net earnings allocated to common shareholders	$ 12,626	$ 12,890
Average common shares outstanding	15,556	15,582
Effect of dilutive securities:		
Employee stock options and warrants	150	170
Shares for diluted earnings per share	15,706	15,752
Basic earnings per common share	$ 0.81	$ 0.83
Diluted earnings per common share	$ 0.80	$ 0.82
Dividends declared per common share	$ 0.40	$ 0.37
Comprehensive Income	$ 14,462	$ 8,798

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Income
(Unaudited) ($ in 000s, except per share data)

| | Six months ended June 30, | |
	2014	2013
Interest Income		
Interest and fees on loans	$ 58,355	$ 61,709
Interest on investment securities:		
Taxable	5,933	5,382
Tax-exempt	558	636
Interest on federal funds sold	-	22
Total Interest Income	64,846	67,749
Interest Expense		
Interest on deposits	5,490	6,422
Interest on short-term borrowings	160	149
Interest on long-term debt	301	309
Total Interest Expense	5,951	6,880
Net Interest Income	58,895	60,869
Provision for loan losses	1,798	3,749
Net Interest Income After Provision for Loan Losses	57,097	57,120
Non-Interest Income		
Gains on sale of investment securities	901	93
Service charges	12,899	13,432
Bankcard revenue	7,523	6,649
Insurance commissions	3,344	3,198
Trust and investment management fee income	2,148	1,954
Bank owned life insurance	1,521	1,611
Other income	1,108	1,641
Total Non-Interest Income	29,444	28,578
Non-Interest Expense		
Salaries and employee benefits	26,116	25,589
Occupancy and equipment	5,010	4,971
Depreciation	3,011	2,852
FDIC insurance expense	767	853
Advertising	1,749	1,554
Bankcard expenses	1,639	1,493
Postage, delivery, and statement mailings	1,105	1,158
Office supplies	830	904
Legal and professional fees	1,021	971
Telecommunications	844	910
Repossessed asset losses, net of expenses	521	(178)
Merger related expenses	-	5,604
Other expenses	5,068	6,682
Total Non-Interest Expense	47,681	53,363
Income Before Income Taxes	38,860	32,335
Income tax expense	12,300	11,342
Net Income Available to Common Shareholders	$ 26,560	$ 20,993
Distributed earnings allocated to common shareholders	$ 12,356	$ 11,502
Undistributed earnings allocated to common shareholders	13,931	9,303
Net earnings allocated to common shareholders	$ 26,287	$ 20,805
Average common shares outstanding	15,583	15,521
Effect of dilutive securities:		
Employee stock options and warrants	155	166
Shares for diluted earnings per share	15,738	15,687
Basic earnings per common share	$ 1.69	$ 1.34
Diluted earnings per common share	$ 1.67	$ 1.33
Dividends declared per common share	$ 0.80	$ 0.74
Comprehensive Income	$ 29,041	$ 16,875

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
(Unaudited) ($ in 000s)

	Three Months Ended	
	June 30, 2014	June 30, 2013
Balance at April 1	$ 393,750	$ 365,848
Net income	12,757	13,006
Other comprehensive income:		
Change in unrealized gain (loss) on securities available-for-sale	1,705	(4,208)
Cash dividends declared ($0.40/share) and ($0.37/share), respectively	(6,225)	(5,803)
Issuance of stock award shares, net	316	246
Acquisition of Community Financial Corporation	-	(198)
Exercise of 12,000 stock options	355	-
Purchase of 126,506 common shares of treasury	(5,427)	-
Balance at June 30	$ 397,231	$ 368,891

	Six Months Ended	
	June 30, 2014	June 30, 2013
Balance at January 1	$ 387,623	$ 333,274
Net income	26,560	20,993
Other comprehensive income:		
Change in unrealized gain (loss) on securities available-for-sale	2,481	(4,118)
Cash dividends declared ($0.80/share) and ($0.74/share), respectively	(12,512)	(11,866)
Issuance of stock award shares, net	889	703
Acquisition of Community Financial Corporation	-	28,508
Exercise of 19,000 stock options	553	-
Exercise of 62,685 stock options	-	1,397
Purchase of 194,651 common shares of treasury	(8,363)	-
Balance at June 30	$ 397,231	$ 368,891

CITY HOLDING COMPANY AND SUBSIDIARIES
Condensed Consolidated Quarterly Statements of Income
(Unaudited) ($ in 000s, except per share data)

		June 30 2014		March 31 2014		Quarter Ended December 31 2013		September 30 2013		June 30 2013
Interest income	$	31,828	$	33,018	$	35,116	$	35,674	$	34,724
Taxable equivalent adjustment		151		153		158		161		167
Interest income (FTE)		31,979		33,171		35,274		35,835		34,891
Interest expense		2,973		2,978		3,115		3,304		3,427
Net interest income		29,006		30,193		32,159		32,531		31,464
Provision for loan losses		435		1,363		1,945		1,154		2,011
Net interest income after provision for loan losses		28,571		28,830		30,214		31,377		29,453
Noninterest income		15,139		14,305		14,948		14,480		14,252
Noninterest expense		24,305		23,376		24,881		24,665		23,959
Income before income taxes		19,405		19,759		20,281		21,192		19,746
Income tax expense		6,497		5,803		6,877		7,056		6,573
Taxable equivalent adjustment		151		153		158		161		167
Net income available to common shareholders	$	12,757	$	13,803	$	13,246	$	13,975	$	13,006
Distributed earnings allocated to common shareholders	$	6,178	$	6,224	$	5,775	$	5,767	$	5,751
Undistributed earnings allocated to common shareholders		6,448		7,439		7,352		8,081		7,139
Net earnings allocated to common shareholders	$	12,626	$	13,663	$	13,127	$	13,848	$	12,890
Average common shares outstanding		15,556		15,631		15,636		15,608		15,582
Effect of dilutive securities:										
Employee stock options and warrants		150		165		163		182		170
Shares for diluted earnings per share		15,706		15,796		15,799		15,790		15,752
Basic earnings per common share	$	0.81	$	0.87	$	0.84	$	0.89	$	0.83
Diluted earnings per common share		0.80		0.86		0.83		0.88		0.82
Cash dividends declared per share		0.40		0.40		0.37		0.37		0.37
Net Interest Margin		3.95%		4.15%		4.33%		4.47%		4.35%
Interest Income from Accretion Related to Fair Value Adjustments Recorded as a Result of Acquisition	$	1,494	$	2,151	$	3,899	$	5,046	$	3,517
Net Interest Margin (excluding accretion)		3.75%		3.85%		3.81%		3.78%		3.86%

CITY HOLDING COMPANY AND SUBSIDIARIES
Non-Interest Income and Non-Interest Expense
(Unaudited) ($ in 000s)

		June 30 2014		March 31 2014		Quarter Ended December 31 2013		September 30 2013		June 30 2013
Non-Interest Income:										
Service charges	$	6,739	$	6,160	$	6,995	$	7,169	$	6,897
Bankcard revenue		3,838		3,685		3,403		3,468		3,450
Insurance commissions		1,319		2,025		1,269		1,365		1,358
Trust and investment management fee income		1,111		1,037		1,093		939		964
Bank owned life insurance		765		756		976		805		799
Other income		549		559		541		734		775
Subtotal		14,321		14,222		14,277		14,480		14,243
Gain (loss) on sale of investment securities		818		83		671		-		9
Total Non-Interest Income	$	15,139	$	14,305	$	14,948	$	14,480	$	14,252
Non-Interest Expense:										
Salaries and employee benefits	$	12,977	$	13,139	$	12,910	$	12,930	$	12,640
Occupancy and equipment		2,395		2,615		2,529		2,409		2,500
Depreciation		1,533		1,478		1,468		1,437		1,453
FDIC insurance expense		357		410		500		500		341
Advertising		925		824		408		712		819
Bankcard expenses		833		806		697		680		766
Postage, delivery and statement mailings		530		575		521		541		552
Office supplies		420		410		408		416		463
Legal and professional fees		612		409		1,469		591		535
Telecommunications		506		338		581		721		465
Repossessed asset (gains) losses, net of expenses		142		379		(72)		896		(23)
Merger related expenses		-		-		72		(150)		65
Other expenses		3,075		1,993		3,390		2,982		3,383
Total Non-Interest Expense	$	24,305	$	23,376	$	24,881	$	24,665	$	23,959
Employees (Full Time Equivalent)		912		925		923		924		931
Branch Locations		82		82		83		83		83

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets
($ in 000s)

		June 30 2014		December 31 2013
		(Unaudited)		
Assets				
Cash and due from banks	$	93,962	$	75,999
Interest-bearing deposits in depository institutions		16,778		9,877
Cash and cash equivalents		110,740		85,876
Investment securities available-for-sale, at fair value		258,761		352,660
Investment securities held-to-maturity, at amortized cost		96,039		4,117
Other securities		14,234		13,343
Total investment securities		369,034		370,120
Gross loans		2,577,777		2,606,197
Allowance for loan losses		(20,536)		(20,575)
Net loans		2,557,241		2,585,622
Bank owned life insurance		93,567		92,047
Premises and equipment, net		80,171		82,548
Accrued interest receivable		7,727		6,866
Net deferred tax assets		37,793		42,165
Intangible assets		74,670		75,142
Other assets		33,771		27,852
Total Assets	$	3,364,714	$	3,368,238
Liabilities				
Deposits:				
Noninterest-bearing	$	500,391	$	493,228
Interest-bearing:				
Demand deposits		609,584		601,527
Savings deposits		635,293		612,772
Time deposits		1,040,979		1,077,606
Total deposits		2,786,247		2,785,133
Short-term borrowings				
Customer repurchase agreements		133,142		137,798
Long-term debt		16,495		16,495
Other liabilities		31,599		41,189
Total Liabilities		2,967,483		2,980,615
Stockholders' Equity				
Preferred stock, par value $25 per share: 500,000 shares authorized; none issued		-		-
Common stock, par value $2.50 per share: 50,000,000 shares authorized;				
18,499,282 shares issued at June 30, 2014 and December 31, 2013				
less 2,892,542 and 2,748,922 shares in treasury, respectively		46,249		46,249
Capital surplus		106,830		107,596
Retained earnings		348,018		333,970
Cost of common stock in treasury		(101,357)		(95,202)
Accumulated other comprehensive loss:				
Unrealized gain on securities available-for-sale		371		(2,110)
Underfunded pension liability		(2,880)		(2,880)
Total Accumulated Other Comprehensive Loss		(2,509)		(4,990)
Total Stockholders' Equity		397,231		387,623
Total Liabilities and Stockholders' Equity	$	3,364,714	$	3,368,238

CITY HOLDING COMPANY AND SUBSIDIARIES
Investment Portfolio
(Unaudited) ($ in 000s)

	Original Cost	Credit-Related Net Investment Impairment Losses through June 30, 2014	Unrealized Gains (Losses)	Carrying Value
US Government Agencies	$ 2,049	$ -	$ 29	$ 2,078
Mortgage Backed Securities	286,103	-	304	286,407
Municipal Bonds	39,276	-	864	40,140
Pooled Bank Trust Preferreds	23,208	(20,171)	(1,264)	1,773
Single Issuer Bank Trust Preferreds, Subdebt of Financial Institutions, and Bank Holding Company Preferred Stocks	20,569	(1,015)	(511)	19,043
Money Markets and Mutual Funds	1,525	-	(12)	1,513
Federal Reserve Bank and FHLB stock	14,234	-	-	14,234
Community Bank Equity Positions	5,175	(2,638)	1,309	3,846
Total Investments	$ 392,139	$ (23,824)	$ 719	$ 369,034

CITY HOLDING COMPANY AND SUBSIDIARIES
Loan Portfolio
(Unaudited) ($ in 000s)

		June 30 2014		March 31 2014		December 31 2013		September 30 2013		June 30 2013
Residential real estate [1]	$	1,245,393	$	1,214,785	$	1,207,150	$	1,188,841	$	1,170,123
Home equity - junior liens		143,031		141,929		143,390		140,887		138,367
Commercial and industrial		149,442		144,108		164,484		151,185		138,299
Commercial real estate [2]		993,552		1,009,892		1,040,866		1,022,278		1,023,311
Consumer		42,859		42,320		46,402		50,757		54,242
DDA overdrafts		3,501		4,001		3,905		4,508		3,103
Gross Loans	$	2,577,778	$	2,557,035	$	2,606,197	$	2,558,456	$	2,527,445
Construction loans included in:										
[1] - Residential real estate loans	$	20,078	$	17,697	$	17,337	$	14,808	$	15,889
[2] - Commercial real estate loans	$	24,608	$	28,894	$	24,026	$	17,391	$	24,726

CITY HOLDING COMPANY AND SUBSIDIARIES
Acquisition Activity - Accretion
(Unaudited) ($ in millions)

The following table presents the actual and forecasted accretion related to the fair value adjustments on net interest income recorded as a result of the Virginia Savings Bancorp ("Virginia Savings") and Community Financial Corporation ("Community") acquisitions.

		Virginia Savings				Community				
Year Ended:		Loan Accretion[a]		Certificates of Deposit[a]		Loan Accretion[a]		Certificates of Deposit[a]		Total
1Q 2014	$	299	$	131	$	1,628	$	93	$	2,151
2Q 2014	$	284	$	135	$	1,023	$	52	$	1,494
Remainder 2014		384		270		1,472		105		2,231
2015		492		518		2,276		160		3,446
2016		304		497		1,526		43		2,370

a - 1Q & 2Q 2014 amounts are based on actual results. Remainder 2014, 2015 and 2016 amounts are based on estimated amounts.

Note: The amounts reflected in the table above require management to make significant assumptions based on estimated future default, prepayment, and discount rates. Actual performance could be significantly different from that assumed, which could
result in the actual results being materially different from the amounts estimated above.

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Average Balance Sheets, Yields, and Rates
(Unaudited) ($ in 000s)

| | | | | Three Months Ended June 30, | | | |
| | | 2014 | | | | 2013 | |
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets:						
Loan portfolio (1):						
Residential real estate (2)	$ 1,366,485	$ 13,696	4.02%	$ 1,290,188	$ 13,564	4.22%
Commercial, financial, and agriculture (2)	1,143,001	13,260	4.65%	1,156,269	15,654	5.43%
Installment loans to individuals (2), (3)	54,115	1,097	8.13%	67,426	1,839	10.94%
Previously securitized loans (4)	***	568	***	***	714	***
Total loans	2,563,601	28,621	4.48%	2,513,883	31,771	5.07%
Securities:						
Taxable	345,419	2,930	3.40%	327,252	2,632	3.23%
Tax-exempt (5)	27,343	428	6.28%	31,789	479	6.04%
Total securities	372,762	3,358	3.61%	359,041	3,111	3.48%
Deposits in depository institutions	9,108	-	-	7,451	-	-
Federal funds sold	-	-	-	22,747	9	0.16%
Total interest-earning assets	2,945,471	31,979	4.35%	2,903,122	34,891	4.82%
Cash and due from banks	149,111			175,837		
Bank premises and equipment	81,061			82,243		
Other assets	247,510			261,552		
Less: Allowance for loan losses	(21,474)			(20,089)		
Total assets	$ 3,401,679			$ 3,402,665		
Liabilities:						
Interest-bearing demand deposits	610,489	165	0.11%	611,334	179	0.12%
Savings deposits	634,718	198	0.13%	603,604	216	0.14%
Time deposits (2)	1,051,811	2,374	0.91%	1,116,358	2,800	1.01%
Short-term borrowings	133,282	85	0.26%	125,729	79	0.25%
Long-term debt	16,495	151	3.67%	16,495	153	3.72%
Total interest-bearing liabilities	2,446,795	2,973	0.49%	2,473,520	3,427	0.56%
Noninterest-bearing demand deposits	527,679			519,212		
Other liabilities	28,783			37,698		
Stockholders' equity	398,422			372,235		
Total liabilities and stockholders' equity	$ 3,401,679			$ 3,402,665		
Net interest income		$ 29,006			$ 31,464	
Net yield on earning assets			3.95%			4.35%

(1) For purposes of this table, non-accruing loans have been included in average balances and loan fees, which are immaterial, have been included in interest income.

(2) Included in the above table are the following amounts (in thousands) for the accretion of the fair value adjustments related to the acquisitions of Virginia Savings Bancorp ("Virginia Savings") and Community Financial Corporation ("Community"):

| | Three Months Ended June 30, 2014 | | | Three Months Ended June 30, 2013 | | |
	Virginia Savings	Community	Total	Virginia Savings	Community	Total
Residential real estate	107	143	250	243	55	298
Commercial, financial, and agriculture	141	715	856	1,047	1,313	2,360
Installment loans to individuals	36	165	201	44	519	563
Time deposits	135	52	187	122	174	296
	419	1,075	1,494	1,456	2,061	3,517

(3) Includes the Company's consumer and DDA overdrafts loan categories.

(4) Effective January 1, 2012, the carrying value of the Company's previously securitized loans was reduced to $0.

(5) Computed on a fully federal tax-equivalent basis assuming a tax rate of approximately 35%.

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Average Balance Sheets, Yields, and Rates
(Unaudited) ($ in 000s)

	Six Months Ended June 30, 2014			Six Months Ended June 30, 2013		
	Average Balance	**Interest**	**Yield/ Rate**	**Average Balance**	**Interest**	**Yield/ Rate**
Assets:						
Loan portfolio [1]:						
Residential real estate [2]	$ 1,358,564	$ 27,442	4.07%	$ 1,283,907	$ 27,284	4.29%
Commercial, financial, and agriculture [2]	1,155,235	27,496	4.80%	1,139,187	29,845	5.28%
Installment loans to individuals [2], [3]	53,340	2,275	8.60%	66,649	3,217	9.73%
Previously securitized loans [4]	***	1,142	***	***	1,363	***
Total loans	2,567,139	58,355	4.58%	2,489,743	61,709	5.00%
Securities:						
Taxable	345,699	5,933	3.46%	338,627	5,382	3.21%
Tax-exempt [5]	27,424	859	6.32%	32,386	978	6.09%
Total securities	373,123	6,792	3.67%	371,013	6,360	3.46%
Deposits in depository institutions	8,970	-	-	8,238	-	-
Federal funds sold	-	-	0.00%	26,320	21	0.16%
Total interest-earning assets	2,949,232	65,147	4.45%	2,895,314	68,090	4.74%
Cash and due from banks	137,232			144,096		
Bank premises and equipment	81,635			81,604		
Other assets	246,804			260,449		
Less: Allowance for loan losses	(21,347)			(19,782)		
Total assets	$ 3,393,556			$ 3,361,681		
Liabilities:						
Interest-bearing demand deposits	611,139	341	0.11%	607,339	358	0.12%
Savings deposits	626,610	407	0.13%	593,880	430	0.15%
Time deposits [2]	1,060,887	4,742	0.90%	1,111,696	5,634	1.02%
Short-term borrowings	126,067	160	0.26%	118,838	149	0.25%
Long-term debt	16,495	301	3.68%	16,495	309	3.78%
Total interest-bearing liabilities	2,441,198	5,951	0.49%	2,448,248	6,880	0.57%
Noninterest-bearing demand deposits	522,472			508,865		
Other liabilities	33,717			40,142		
Stockholders' equity	396,169			364,426		
Total liabilities and stockholders' equity	$ 3,393,556			$ 3,361,681		
Net interest income		$ 59,196			$ 61,210	
Net yield on earning assets			4.05%			4.26%

(1) For purposes of this table, non-accruing loans have been included in average balances and loan fees, which are immaterial, have been included in interest income.
(2) Included in the above table are the following amounts (in thousands) for the accretion of the fair value adjustments related to the acquisitions of Virginia Savings Bancorp ("Virginia Savings") and Community Financial Corporation ("Community"):

	Six Months Ended June 30, 2014			Six Months Ended June 30, 2013		
	Virginia Savings	Community	Total	Virginia Savings	Community	Total
Residential real estate	258	258	516	519	243	762
Commercial, financial, and agriculture	255	2,039	2,294	1,720	1,923	3,643
Installment loans to individuals	70	354	424	80	579	659
Time deposits	266	145	411	300	334	634
	849	2,796	3,645	2,619	3,079	5,698

(3) Includes the Company’s consumer and DDA overdrafts loan categories.
(4) Effective January 1, 2012, the carrying value of the Company's previously securitized loans was reduced to $0.
(5) Computed on a fully federal tax-equivalent basis assuming a tax rate of approximately 35%.

CITY HOLDING COMPANY AND SUBSIDIARIES
Analysis of Risk-Based Capital
(Unaudited) ($ in 000s)

		June 30 2014 (a)		March 31 2014		December 31 2013		September 30 2013		June 30 2013
Tier I Capital:										
Stockholders' equity	$	397,231	$	393,750	$	387,623	$	378,042	$	368,891
Goodwill and other intangibles		(74,483)		(74,719)		(74,955)		(76,233)		(74,455)
Accumulated other comprehensive loss		2,509		4,214		4,990		6,173		5,540
Qualifying trust preferred stock		16,000		16,000		16,000		16,000		16,000
Unrealized loss on AFS securities		-		-		-		(18)		(11)
Excess deferred tax assets		(4,019)		(6,508)		(8,800)		(12,495)		(13,572)
Total tier I capital	$	337,238	$	332,737	$	324,859	$	311,470	$	302,394
Total Risk-Based Capital:										
Tier I capital	$	337,238	$	332,737	$	324,859	$	311,470	$	302,394
Qualifying allowance for loan losses		20,536		21,044		20,575		20,606		20,069
Unrealized gain on securities		605		786		606		722		686
Total risk-based capital	$	358,379	$	354,567	$	346,040	$	332,798	$	323,149
Net risk-weighted assets	$	2,464,081	$	2,450,949	$	2,499,591	$	2,460,895	$	2,450,010
Ratios:										
Average stockholders' equity to average assets		11.71%		11.64%		11.35%		11.14%		10.94%
Tangible capital ratio		9.80%		9.60%		9.49%		9.08%		8.90%
Risk-based capital ratios:										
Tier I capital		13.69%		13.58%		13.00%		12.66%		12.34%
Total risk-based capital		14.54%		14.47%		13.84%		13.52%		13.19%
Leverage capital		10.15%		10.07%		9.80%		9.43%		9.12%

(a) June 30, 2014 risk-based capital ratios are estimated

CITY HOLDING COMPANY AND SUBSIDIARIES
Intangibles
(Unaudited) ($ in 000s)

		As of and for the Quarter Ended								
		June 30 2014		March 31 2014		December 31 2013		September 30 2013		June 30 2013
Intangibles, net	$	74,670	$	74,906	$	75,142	$	76,420	$	74,642
Intangibles amortization expense		236		236		260		260		260

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Loan Loss Experience
(Unaudited) ($ in 000s)

	Quarter Ended				
	June 30 2014	**March 31 2014**	**December 31 2013**	**September 30 2013**	**June 30 2013**
Balance at beginning of period	$ 21,044	$ 20,575	$ 20,606	$ 20,069	$ 19,721
Charge-offs:					
Commercial and industrial	1	4	268	380	330
Commercial real estate	587	382	1,384	181	419
Residential real estate	316	427	583	487	520
Home equity	38	108	17	8	154
Consumer	38	84	128	102	221
DDA overdrafts	321	341	381	415	348
Total charge-offs	1,301	1,346	2,761	1,573	1,992
Recoveries:					
Commercial and industrial	18	63	33	30	20
Commercial real estate	53	30	116	635	16
Residential real estate	39	24	97	69	20
Home equity	-	-	-	-	-
Consumer	53	76	85	25	70
DDA overdrafts	195	259	454	197	203
Total recoveries	358	452	785	956	329
Net charge-offs	943	894	1,976	617	1,663
Provision for loan losses	285	1,375	1,438	1,241	1,834
Provision for (recovery of) acquired loans	150	(12)	507	(87)	177
Balance at end of period	$ 20,536	$ 21,044	$ 20,575	$ 20,606	$ 20,069
Loans outstanding	$ 2,577,777	$ 2,557,035	$ 2,606,197	$ 2,558,456	$ 2,527,445
Average loans outstanding	2,563,601	2,570,719	2,577,902	2,536,542	2,513,883
Allowance as a percent of loans outstanding	0.80%	0.82%	0.79%	0.81%	0.79%
Allowance as a percent of non-performing loans	106.86%	100.09%	90.25%	93.86%	87.14%
Net charge-offs (annualized) as a percent of average loans outstanding	0.15%	0.14%	0.31%	0.10%	0.26%
Net charge-offs, excluding overdraft deposit accounts, (annualized) as a percent of average loans outstanding	0.13%	0.13%	0.32%	0.06%	0.24%

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Non-Performing Assets
(Unaudited) ($ in 000s)

	June 30 2014		March 31 2014		December 31 2013		September 30 2013		June 30 2013
Nonaccrual loans	$	18,423	$	20,593	$	22,363	$	21,535	$	21,847
Accruing loans past due 90 days or more		794		432		436		418		1,185
Total non-performing loans		19,217		21,025		22,799		21,953		23,032
Other real estate owned		9,129		9,538		8,470		7,518		10,837
Total non-performing assets	$	28,346	$	30,563	$	31,269	$	29,471	$	33,869
Non-performing assets as a percent of loans and other real estate owned		1.10%		1.19%		1.20%		1.15%		1.33%

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Total Past Due Loans
(Unaudited) ($ in 000s)

Originated	June 30 2014		March 31 2014		December 31 2013		September 30 2013		June 30 2013
Residential real estate	$	5,794	$	4,118	$	4,850	$	5,414	$	6,525
Home equity - junior liens		926		638		921		732		655
Commercial and industrial		25		77		0		5		234
Commercial real estate		443		789		668		612		2,556
Consumer		80		63		182		96		103
DDA overdrafts		281		196		393		280		290
Total past due loans	$	7,549	$	5,881	$	7,014	$	7,139	$	10,363

Acquired	June 30 2014		March 31 2014		December 31 2013		September 30 2013		June 30 2013
Residential real estate	$	873	$	813	$	1,014	$	1,032	$	951
Home equity - junior liens		3		21		-		23		-
Commercial and industrial		58		127		80		2,166		2,534
Commercial real estate		2,110		3,789		10,689		7,324		8,019
Consumer		374		397		695		703		693
DDA overdrafts		-		-		-		-		-
Total past due loans	$	3,418	$	5,147	$	12,478	$	11,248	$	12,197

Total	June 30 2014		March 31 2014		December 31 2013		September 30 2013		June 30 2013
Residential real estate	$	6,667	$	4,931	$	5,864	$	6,446	$	7,476
Home equity - junior liens		929		659		921		755		655
Commercial and industrial		83		204		80		2,171		2,768
Commercial real estate		2,553		4,578		11,357		7,936		10,575
Consumer		454		460		877		799		796
DDA overdrafts		281		196		393		280		290
Total past due loans	$	10,967	$	11,028	$	19,492	$	18,387	$	22,560
Total past due loans as a percent of loans outstanding		0.43%		0.43%		0.75%		0.72%		0.89%

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Troubled Debt Restructurings
(Unaudited) ($ in 000s)

	June 30 2014		March 31 2014		December 31 2013		September 30 2013		June 30 2013
Residential real estate	$	19,212	$	18,940	$	20,345	$	20,380	$	21,480
Home equity - junior liens		2,858		2,866		2,873		2,772		2,963
Commercial and industrial		86		84		88		91		95
Commercial real estate		2,281		1,854		1,783		1,567		1,791
Consumer		-		-		-		-		-
Total	$	24,437	$	23,744	$	25,089	$	24,810	$	26,329

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Purchased Credit Impaired Loans
(Unaudited) ($ in 000s)

	Virginia Savings Acquisition				
	June 30 2014	March 31 2014	December 31 2013	September 30 2013	June 30 2013
Contractual required principal and interest	3,735	3,821	3,932	5,253	7,330
Carrying value	3,098	3,102	3,182	4,248	5,421

	Community Acquisition				
	June 30 2014	March 31 2014	December 31 2013	September 30 2013	June 30 2013
Contractual required principal and interest	27,394	30,476	38,566	40,896	47,850
Carrying value	17,902	19,986	26,330	24,958	27,845